Mail Stop 6010

							July11, 2005


James F. Cleary, Jr.
President and Chief Executive Officer
MWI Veterinary Supply, Inc.
651 S. Stratford Drive, Suite 100
Meridan, Idaho  83642

Re:	MWI Veterinary Supply, Inc.
	Amendment No. 2 to the Registration Statement on Form S-1
	File No. 333-124264

Dear Mr. Cleary:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Customers, page 46

1. We note your disclosure and filing of your written agreements with
Banfield - The Pet Hospital. Since it appears these agreements are material to you, please revise this section or in an appropriate location of your Business section to provide for the material terms of both agreements you have with Banfield.

Report of Independent Registered Public Accounting Firm, page F2
2. We note that your independent auditors` report is not final with respect to the dual-dating of the financial statements to reflect the expected 5.5/1 stock split. Prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report. Additionally, please remove all references in the document that allude to the fact that you have not yet finalized the stock split; for example, the introductory paragraph on page 1, and revise all related disclosures accordingly.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney at (202) 551-
3862 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	James A. Lebovitz, Esq.
	Stephen M. Leitzell, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, PA  19103

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